Press Release
Hydrogenics Reports Third Quarter 2006 Results
Resumption of Production in OnSite Generation Business Unit
MISSISSAUGA, Ontario – November 13, 2006 — Hydrogenics Corporation (TSX: HYG; NASDAQ: HYGS), a leading developer and manufacturer of hydrogen and fuel cell products, is reporting third quarter and nine-month unaudited results. Results are reported in U.S. dollars and are prepared in accordance with Canadian generally accepted accounting principles.
“During the third quarter, we delivered on a number of key initiatives providing the basis to move forward with confidence and focus,” said Pierre Rivard, President and Chief Executive Officer of Hydrogenics Corporation. “On the operational side, we resolved the substantial majority of supply chain and component quality issues identified earlier in the year in our Belgian-based OnSite Generation business. We are now initiating product deliveries on a case by case basis and anticipate returning to historical levels by the first quarter of 2007, assuming no further issues are identified. On the business development side, we completed a number of initiatives with the highlight being the signing of a three-year manufacturing and supply agreement with American Power Conversion (APC) (NASDAQ:APCC), with a commitment to deliver up to 500 HyPM® XR 12 kW Fuel Cell Power Modules for integration into APC’s backup power solutions. Additionally, we also announced plans to bolster our management team by bringing in a new Chief Executive Officer at which time I will assume a new role, as Hydrogenics’ Executive Chair,” said Rivard.
“In the third quarter, we commenced a comprehensive assessment of our business and operating plans. As a result of this assessment and changes in strategy, we revised our previous estimates of the growth and development of our Onsite Generation business. In addition, we determined that the revenues of the Test Systems business would be lower than previously anticipated as a result of slower adoption of fuel cell technology in end user markets. Due to the significance of these changes, we recorded $79.9 million of impairment charges relating to our OnSite Generation and Test Systems businesses,” added Rivard.

Results for the third quarter of 2006 compared to the third quarter of 2005
•	Revenues were $9.0 million, a 15% decrease from $10.5 million, primarily due to the previously announced production delays in our OnSite Generation business unit.

•	Gross profit, expressed as a percentage of revenues, was 6% (15% in 2005) and reflects higher margin deliveries in the Power Systems business unit offset by lower margins and higher overhead absorption in our OnSite Generation business unit.

•	Cash operating costs, a non-GAAP measure[1], defined as selling, general and administrative and research and product development expenses, excluding stock-based compensation, were $9.3 million, a 33% increase from $7.0 million reflecting $1.3 million of severance costs, including deferred compensation arrangements with certain executives, higher costs to achieve Sarbanes-Oxley Act compliance, a weakening of the U.S. dollar relative to the Canadian dollar, and other non-routine costs.

•	Net loss was $90.7 million, an increase from $7.5 million of which $79.9 million is attributable to the impairment of intangible assets and goodwill.
Results for the third quarter of 2006 compared to the second quarter of 2006
•	Revenues were $9.0 million, a 67% increase from $5.4 million, attributable to increased product deliveries in our OnSite Generation business unit.

•	Gross profit, expressed as a percentage of revenues, was 6%, up from negative 15% due to $1.8 million of additional warranty reserves recorded in the second quarter in our OnSite Generation business unit.

•	Cash operating costs were $9.3 million, an increase of 15% reflecting $1.3 million of severance costs, including deferred compensation arrangements with certain executives.

•	Net loss was $90.7 million, an increase of $83.2 million, of which $79.9 million is attributable to the impairment of intangible assets and goodwill.
Results for the nine months ended September 30, 2006 compared to the nine months ended September 30, 2005
•	Revenues were $20.5 million, a 27% decrease, due to production delays in our OnSite Generation group.

[1]	Cash operating costs is a non-GAAP measure used to assist in assessing Hydrogenics’ financial performance. A description of this non-GAAP measure follows on Page 5.

•	Gross profit, expressed as a percentage of revenues, was 4%, a decrease of 9% due to the provision of additional warranty reserves and the adverse impact of production delays in our OnSite Generation business unit noted above.

•	Cash operating costs were $24.7 million, an increase of $1.3 million, or 5%, compared with the nine months ended September 30, 2005 reflecting severance costs, higher costs to achieve Sarbanes-Oxley Act compliance, and a weakening of the U.S. dollar relative to the Canadian dollar and the other non routine costs.

•	Net loss was $108.7 million, an increase from $28.2 million, of which $79.9 million is attributable to the impairment of intangible assets and goodwill.
Liquidity
We had $66.6 million in cash and cash equivalents and short-term investments as at September 30, 2006. The $6.5 million sequential quarterly decrease in cash and cash equivalents and short-term investments is attributable to: (i) $6.0 million net cash outflows from operations; and (ii) $0.5 million of capital expenditures.
Order backlog
Our order backlog as at September 30, 2006 was $29.4 million, as follows:

	Q2	Orders	Product/Services	Q3
	Backlog	Received	Delivered	Backlog

OnSite Generation	$17.9	$1.9	$5.0	$14.8
Power Systems	9.0	1.8	1.9	8.9	[1]
Test Systems	4.6	3.2	2.1	5.7

	$31.5	$6.9	$9.0	$29.4

1.	Includes 40 units to be delivered to American Power Conversion pursuant to our manufacturing and supply agreement.
We expect to deliver, and recognize as revenue in 2006, approximately one-third of our September 30, 2006 order backlog in each of our Power Systems and Test Systems business units and approximately one-quarter of our September 30, 2006 order backlog in our OnSite Generation business unit as we re-establish production activities in that business unit. The balance of our September 30, 2006 order backlog is anticipated to be delivered and recognized as revenue in 2007.
This section contains certain forward-looking statements. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. Please refer to the caution regarding forward-looking statements contained in this press release and the discussion of risks and uncertainties in our 2005 Annual Report.

Third Quarter Highlights
Progress on markets:
     OnSite Generation
•	We delivered 7 hydrogen generation units.

•	We continued to pursue a number of compelling business opportunities and secured $1.9 million of new orders for a variety of applications for delivery in 2007.
     Power Systems
•	We delivered 14 Fuel Cell Power Modules (totalling 196 kW).

•	We signed a three-year manufacturing and supply agreement with APC for up to 500 HyPM XR fuel cell power modules.

•	We secured $1.8 million of new orders, including four orders for power modules to be installed in battery-dominant hybrid buses and electric vehicle projects in Europe.
     Test Systems
•	We delivered 11 test stations including initial delivery of our next generation solid oxide and direct methanol fuel cell test equipment.

•	We secured $3.2 million of new orders, including repeat orders from Japanese, Asian, North American and European customers, demonstrating strong customer satisfaction.

•	We secured orders from two new customers with global activities.
     Progress on products and technology:
•	We continue to advance next generation products with optimized durability, reliability, and reduced costs for release in November at the Fuel Cell Seminar.

•	We completed the design of our S-4000 electrolyzer and commenced assembly of an alpha prototype.

•	We continue research and development efforts to develop advanced test station software tools.

CONFERENCE CALL DETAILS
We will hold a conference call to review our results on November 13, 2006 at 10:30 a.m. (EST). To participate in this conference call, please dial (416) 695-9753 approximately ten minutes before the call. Alternatively, a live webcast of our conference call will be available on our website at www.hydrogenics.com. Please visit our website at least fifteen minutes early to register and download any necessary software. Should you be unable to participate, a replay, as well as a podcast link, will also be available on our website.
ABOUT HYDROGENICS
Hydrogenics Corporation (www.hydrogenics.com) is a globally recognized developer and provider of hydrogen and fuel cell products and services, serving the growing industrial and clean energy markets of today and tomorrow. Based in Mississauga, Ontario, Canada, Hydrogenics has operations in North America, Europe and Asia.
NON-GAAP MEASURES
Hydrogenics uses several non-GAAP measures to assist in assessing its financial performance. Cash operating costs are defined as the sum of selling, general and administrative costs and research and product development expenditures less stock-based compensation expenses. This is a non-GAAP measure and may not be comparable to similar measures used by other companies.
For More Information Contact:
Investor Contact:
Lawrence Davis, Chief Financial Officer
Hydrogenics Corporation
Phone: +1-905-361-3633
Email: investors@hydrogenics.com
Media Contact:
Jane Dalziel
Hydrogenics Corporation
Phone: +1-905-361-3639
Email: media@hydrogenics.com

CAUTION REGARDING FORWARD-LOOKING STATEMENTS
This release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Law of 1995. These statements are based on management’s current expectations and actual results may differ from these forward-looking statements due to numerous factors, including changes in the competitive environment adversely affecting the products, markets, revenues or margins of Hydrogenics’ business. Readers should not place undue reliance on Hydrogenics’ forward-looking statements. Investors are encouraged to review the section captioned “Risk Factors” in Hydrogenics’ regulatory filings with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics’ future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligation to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release. The forward-looking statements contained in this release are expressly qualified by this cautionary statement.

Hydrogenics Corporation
Interim Consolidated Balance Sheets
(in thousands of U.S. dollars)
(unaudited)

	September 30	December 31
	2006	2005

Assets

Current assets
Cash and cash equivalents	$13,048	$5,394
Short-term investments	53,522	80,396
Accounts receivable	7,823	7,733
Grants receivable	2,555	1,909
Inventories	11,653	8,685
Prepaid expenses	1,635	2,353

	90,236	106,470

Property, plant and equipment	5,592	5,682
Intangible assets	3,188	33,972
Goodwill	14,063	68,505
Other non-current assets	81	28

	$113,160	$214,657

Liabilities

Current liabilities
Accounts payable and accrued liabilities	$18,703	$14,918
Unearned revenue	5,445	3,772

	24,148	18,690

Long-term debt	207	325
Deferred research and development grants	150	135

	24,505	19,150

Shareholders’ Equity
Share capital and other equity	320,800	318,804
Deficit	(226,964)	(118,274)
Accumulated other comprehensive loss	(5,181)	(5,023)

	88,655	195,507

	$113,160	$214,657

Hydrogenics Corporation
Interim Consolidated Statement of Shareholders’ Equity
(in thousands of U.S. dollars, except for share and per share amounts)
(unaudited)

					Accumulated
					other	Total
	Common shares		Contributed		comprehensive	shareholders’
	Number	Amount	surplus	Deficit	income (loss)	equity
Balance at Dec. 31, 2005	91,679,670	$306,957	$11,847	$(118,274)	$(5,023)	$195,507

Comprehensive loss:

Net loss	—	—	—	(108,690)	—	(108,690)
Foreign currency translation adjustments	—	—	—	—	(158)	(158)

Comprehensive loss						(108,848)

Shares issued:
Issuance of common shares on exercise of options	236,796	419	—	—	—	419
Stock-based consulting expense	—	—	39	—	—	39
Stock-based compensation expense	—	—	1,538	—	—	1,538

Balance at Sep. 30, 2006	91,916,466	$307,376	$13,424	$(226,964)	$(5,181)	$88,655

Hydrogenics Corporation
Interim Consolidated Statements of Operations
(in thousands of U.S. dollars, except for share and per share amounts)
(unaudited)

	Three months ended		Nine months ended
	September 30		September 30
	2006	2005	2006	2005

Revenues	$9,000	$10,537	$20,512	$28,134

Cost of revenues	8,435	8,964	19,688	24,461

	565	1,573	824	3,673

Operating expenses
Selling, general and administrative	7,123	6,788	20,347	19,340
Research and product development	2,693	908	5,875	5,859
Amortization of property, plant and equipment	397	358	927	1,094
Amortization of intangible assets	2,118	2,101	6,354	6,304
Impairment of intangible assets and goodwill	79,896	—	79,896	—
Integration costs	—	72	—	1,109

	92,227	10,227	113,399	33,706

Loss from operations	(91,662)	(8,654)	(112,575)	(30,033)

Other income (expenses)
Provincial capital tax expense (recovery)	8	(109)	(78)	(241)
Interest	814	679	2,820	1,845
Foreign currency gains	73	632	1,126	304

	895	1,202	3,868	1,908

Loss before income taxes	(90,767)	(7,452)	(108,707)	(28,125)
Current income tax expense (recovery)	(35)	65	(17)	113

Net loss for the period	$(90,732)	$(7,517)	$(108,690)	$(28,238)

Net loss per share
Basic and diluted	$(0.99)	$(0.08)	$(1.18)	$(0.31)

Shares used in calculating basic and diluted net loss per share	91,858,314	91,678,279	91,782,208	91,073,959

Hydrogenics Corporation
Interim Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)
(unaudited)

	Three months ended		Nine months ended
	September 30		September 30
	2006	2005	2006	2005

Cash and cash equivalents provided by (used in)
Operating activities
Net loss for the period	$(90,732)	$(7,517)	$(108,690)	$(28,238)
Items not affecting cash
Amortization of property, plant and equipment	516	737	1,409	1,769
Amortization of intangible assets	2,118	2,101	6,354	6,304
Impairment of intangible assets and goodwill	79,896	—	79,896	—
Unrealized foreign exchange (gains) losses	(82)	28	(94)	17
Imputed interest on long-term debt	—	3	1	19
Non-cash consulting fees	—	19	39	56
Stock-based compensation	541	734	1,538	1,793
Net change in non-cash working capital	1,751	(2,926)	1,329	(5,885)

	(5,992)	(6,821)	(18,218)	(24,165)

Investing activities
Increase (decrease) in short-term investments	(50,136)	(38,489)	26,874	7,886
Purchase of property, plant and equipment	(517)	(19)	(1,322)	(317)
Business acquisitions, net of cash acquired	—	—	—	(343)

	(50,653)	38,508	25,552	7,226

Financing activities
Repayment of long-term debt	(27)	(52)	(120)	(133)
Deferred research and development grant	18	2	21	(15)
Common shares issued, net of issuance costs	31	3	419	149

	22	(47)	320	1

Increase (decrease) in cash and cash equivalents during the period	(56,623)	(45,376)	7,654	(16,938)

Cash and cash equivalents – Beginning of period	69,671	54,647	5,394	26,209

Cash and cash equivalents – End of period	$13,048	$9,271	$13,048	$9,271

Supplemental disclosure
Interest paid	$34	$35	$36	$65
Income taxes paid	19	5	24	71